

March 10, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 5.875% Fixed-Rate Reset Junior Subordinated Debentures due 2062 of Kemper Corporation under the Exchange Act of 1934.

Sincerely,